

F R I E D M A N   B I L L I N G S   R A M S E Y

FIRST QUARTER 2002 EARNINGS
PRESENTATION

May 2, 2002



2002

MAY



Statements concerning future performance, developments, events, market forecasts, earnings models, earnings, revenues, expenses, run rates and any other guidance on present or future periods, constitute forward-looking statements that are subject to a number of factors, risks and uncertainties that might cause actual results to differ materially from those expressed in the forward looking information. These factors include, but are not limited to, the effect of demand for public offerings, activity in the secondary securities markets, the high degree of risk associated with technology and other venture capital investments, changes in interest rates, competition for business and personnel, and general economic, political and market conditions. These and other risks are described in the company's Annual Report on Form 10-K that is available from the company and from the SEC.



FBR Group Overview
As of March 31, 2002

- Institutional research capital markets company (NYSE: FBR)
- 441 full-time employees in 14 offices
- 6 focused industry verticals (Financial Services, Real Estate, Technology, Energy, Diversified Industries, Healthcare)
- Top 10 lead-managing equity underwriter
- Strong balance sheet:
  - Total assets of $284.5 million and shareholders' equity of $192.6 million—$4.25 per share ($4.37 assuming repayment of loans under the Employee Stock Purchase and Loan program).
  - Combined FBR Group and FBR Asset Investment Corporation (NYSE: FB) equity of more than $600 million
- 3 profit centers driven by research:
  - Institutional brokerage sales and trading
  - Investment banking
  - Asset management, including FBR Asset Investment Corporation

FRIEDMAN BILLINGS RAMSEY



Business Overview

Research	Institutional Sales & Trading	Investment Banking	Asset Management	Private Client Group
60 analysts Over 350 companies under coverage ● Independence ● In-depth company analysis ● Theme-driven industry coverage ● Daily meetings with sales force ● Frequent management roadshows ● Annual investor conferences	50 Institutional Brokers 27 Traders & Sales Traders Market-maker in over 440 equity and debt securities ● Covering over 1,000 institutional accounts ● Mutual funds ● Hedge funds ● Money managers ● Pension funds	75 investment bankers 6 focused industry sectors ● Financial Services ● Real Estate ● Technology ● Energy ● Diversified Industries ● Healthcare Top 10 lead-managing underwriter	More than $5 billion as of April 30, 2002 ● FBR Asset Investment Corporation (NYSE: FB) ● Mutual funds ● Hedge funds ● Private equity ● Venture capital	Investment services for high net worth individ-uals, foundations, and endowments ● Investment management ● Restricted (144) stock sales ● Credit lines ● Hedging and monetization ● Employee stock option management ● Cash management ● FBR National Bank & Trust[1]

All numbers approximate as of April 30, 2002 unless otherwise stated.

FRIEDMAN BILLINGS RAMSEY

[1]Member FDIC and an equal housing lender. Products offered by other FBR subsidiaries are not FDIC insured, not offered, guaranteed or endorsed by FBR National Bank & Trust, and may lose value.



First Quarter 2002 Financial Highlights

- Earnings of $10.3 million or $0.23 per share
- Revenues up 142% over first quarter 2001, $54.4 million
  - Institutional brokerage revenues up 26% at $15.8 million
  - Investment banking revenues up 142% at $24.0 million
  - Asset management revenues up 183% at $13.8 million
  - Venture capital losses down 78% at $(1.1) million
  - Expense containment
- Gross assets under management up 54% at $4.3 billion
- Top 10 lead managing underwriter by dollar volume raised for mid-market issuers (market-cap less than $1 billion)
- #1 lead managing underwriter by weighted aftermarket performance through 4/30/02, with performance of 33.54% year-to-date (vs. industry average of 7.19%)

FRIEDMAN BILLINGS RAMSEY

 # Drivers of FBR's Business and Revenue Growth

- High-quality, objective and timely research

- Increasing business with the largest institutional investors in the United States and Europe

- In-depth focus on industry verticals and mid-market focus

- Growing assets under management



Research

Financial Services	Real Estate	Technology	Energy	Diversified Industries / High Yield	Healthcare
• Asset Managers • Brokers • Community Banks • Government Sponsored Enterprises (GSEs) • Insurance • Money Center Banks • Mortgage Bankers • Mortgage Companies • Regional Banks • Specialty Finance • Thrifts	• Apartment • Lodging • Mortgage • Office/Industrial • Triple-Net Lease	• Communication Infrastructure • Communication Semiconductors & Intellectual Property • Display & Semiconductor Technologies • Enterprise Platform & Application Software • Enterprise Services • Media Infrastructure • Network Software • Telecom Equipment & Services	• Coal • Exploration & Production (E&P) • Integrated Oil & Refineries • Pipelines	• Consumer Products • Debt, Equity and Distressed Securities • High Yield • Special Situations	• Genomics & Proteomics • Specialty Pharmaceuticals

Over 350 companies under coverage.

FRIEDMAN BILLINGS RAMSEY



Sales & Trading Revenue Growth

Principal
Agency

Revenue Growth

2000 – 2001 = 10.3%

Q1 2001 – Q1 2002 = 26%

55 Institutional Brokers

27 Traders & Sales Traders

	1999	2000	2001	12 Months Ended 03/31/02	Q1 2002 Annualized
Total	$39.3M	$46.6M	$51.4M	$55.0M	$64.8
Principal	24.3	25.5	24.3	25.8	29.8
Agency	15.0	21.1	27.1	29.2	35.0

Excludes trading gains and losses.



Investment Banking

2001	Q1 2002
• 50 capital markets assignments	• 20 capital markets assignments
• $2.7 billion in transaction value	• $1.8 billion in transaction value
• 29 capital raising transactions	• 11 capital raising transactions
▪ 1 lead-managed IPO	▪ 1 co-managed IPO
▪ 15 lead-managed secondaries	▪ 6 lead-managed secondaries
▪ 9 co-managed secondaries	▪ 3 co-managed secondaries
▪ 4 sole-managed private placements / PIPEs	▪ 1 sole-managed private placement
• 22 M&A and advisory assignments	• 9 M&A and advisory assignments
▪ $426 million* of transaction value	▪ $599 million* of transaction value

*Some figures not publicly disclosed



Investment Banking Revenue Growth

Corporate Finance
Underwriting

Year	Underwriting	Corporate Finance	Total
1999	22.7	22.5	$45.2M
2000	21.1	31.4	$52.5M
2001	47.9	28.5	$76.4M
12 Months Ended 3/31/02	52.5	37.8	$90.3M
Q1 2002 Annualized	49.2	45.9	$95.1M

Revenue Growth
2000 – 2001 = 45.5%
Q1 2001 – Q1 2002 = 142%

75 Investment Bankers

Excludes investment gains.



Investment Banking
Aftermarket Performance Across All Industries

January 1, 2001 through May 1, 2002
Aggregate Deal Value Over $150 Million

Criteria:

Lead Managed

Secondary and IPO equity transactions

Pricing date: 01/01/01–04/30/02

Performance from pricing through 04/30/02

Performance does not include dividends

	Lead Manager	# of Deals	% Change Offer to Current
1	**Friedman, Billings, Ramsey**	**23**	**33.54**
2	Robert W. Baird & Co. Incorporated	3	32.32
3	Jolson Merchant Partners	4	22.11
4	Raymond James	10	18.28
5	Deutsche Bank Securities	19	16.94
6	William Blair & Company	3	16.47
7	Bear, Stearns & Co.	20	14.30
8	Wachovia Securities	8	12.99
9	Needham & Company, Inc.	4	9.59
10	SG Cowen Securities Corporation	5	8.82
11	Robertson Stephens	13	7.49
12	A.G. Edwards & Sons, Inc.	9	7.42
13	Merrill Lynch & Co.	92	7.25
14	Credit Suisse First Boston	89	6.59
15	Salomon Smith Barney Inc.	99	6.24
16	UBS Warburg LLC	50	4.61
17	Jeffries & Company, Inc.	6	2.97
18	U.S. Bancorp Piper Jaffray Inc.	14	2.56
19	Morgan Stanley	38	0.93
20	J.P. Morgan Securities Inc.	29	0.23
21	Banc of America Securities	20	-0.99
22	Goldman, Sachs & Co.	57	-3.05
23	Lehman Brothers	43	-5.90
24	CIBC World Markets	11	-10.96
25	Thomas Weisel Partners L.L.C.	3	-30.88
		Total: 672	**Average: 7.19**

Source: CommScan LLC

F R I E D M A N B I L L I N G S R A M S E Y

First Quarter 2002 Earnings
May 2, 2002
Page 11



Asset Management

FBR

Alternative Assets

More than $300 million

Hedge Funds:
- FBR Ashton
- FBR Weston
- FBR Arbitrage
- FBR Biotech
- FBR Pegasus (fund of funds)

Venture Capital:
- FBR Technology Venture Partners I & II
- FBR Co-Motion
- ETP/FBR Genomic I & II
- FBR Infinity II

Private Equity:
- FBR Private Equity Fund
- FBR Future Financial Fund
- FBR Financial Services Partners

FBR Asset and other managed accounts

More than $2.7 billion

FBR Asset Investment Corporation
- NYSE: FB
- REIT Tax Status
- Mortgage Backed Securities
- Mezzanine or Senior Loans
- Equity Securities

Private Client Group
- Asset Allocation and other Managed Accounts
- Investment Management
- Wealth Planning
- Access to FBR Proprietary Products

Mutual Funds

More than $1.3 billion

Equity funds, Morningstar Rated™, 4 & 5 Stars over 3 & 5 years ended 12/31/01*:
- FBR Small Cap Financial ★★★★★
- FBR Financial Services ★★★★
- FBR Small Cap Value ★★★★★
- American Gas Index ★★★★

Our newest fund (02/02):
- FBR Technology Fund

Fixed income and money market funds:
- Fund for Government Investors (Money Market)
- Rushmore Fund for Tax-Free Investors (VA, MD and Money Market)
- The Rushmore Fund (Bond Fund)

All numbers approximate as of April 30, 2002. Stated asset amounts represent total gross assets under management.

F R I E D M A N B I L L I N G S R A M S E Y

First Quarter 2002 Earnings
May 2, 2002
Page 12



Assets Under Management



Net assets under management#

\#   Net assets under management represents total gross assets under management, net of any repo debt, margin loans, securities sold but not yet purchased, lines of credit, and any other liabilities.

AUM Growth
12/31/2001 – 03/31/2002 = 57%

*Includes technology sector assets of $71.0M ($64.9M net).

F R I E D M A N   B I L L I N G S   R A M S E Y



Equity Mutual Funds

More than $1.3 billion under management in 10 equity, fixed income and money market mutual funds.

	Overall Morningstar Rating™ (among 4,811 domestic equity funds)	Q4'01	1-Year	3-Years	5-Years*	10-Years
Small Cap Value (FBRVX)[1]	★ ★ ★ ★ ★	18.23%	32.63%	13.11%	15.05%	n/a
Small Cap Financial (FBRSX)[2]	★ ★ ★ ★ ★	4.93%	23.85%	15.76%	16.23%	n/a
Financial Services (FBRFX)[2]	★ ★ ★ ★	2.77%	-1.72%	6.48%	13.06%	n/a
American Gas Index Fund (GASFX)[3]	★ ★ ★ ★	3.34%	-14.78%	8.55%	10.83%	11.94%

*The FBR Funds commenced operations on 12/31/96. The American Gas Index Fund commenced operations on 05/10/89

TOTAL RETURNS REPRESENT PAST PERFORMANCE, WHICH IS NO GUARANTEE OF FUTURE RESULTS. Please read the prospectus carefully before you invest or send money. Investment return and principal will fluctuate so that investor's shares when redeemed, may be worth more or less than their original value. FBR Funds are NOT FDIC insured and not bank guaranteed. All results assume reinvestment of distributions. FBR Fund Advisors, Inc. and FBR Investment Services Inc., member NASD/SIPC, each a subsidiary of Friedman, Billings Ramsey Group Inc., serve as advisor to, and distributor of the FBR Funds respectively. For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ metric each month by subtracting the return on a 90-day U.S. Treasury Bill from the fund's load-adjusted return for the same period, and then adjusting this excess return for risk. The top 10% of funds in each broad asset class receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar metrics. Both the FBR Small Cap Value and Small Cap Financial Funds received 5 stars for the 3- and 5-year periods and were rated among 4811 and 3160 domestic equity funds. The FBR Financial Services fund received 4 stars for the 3- and 5-year periods and was rated among 4811 and 3160 domestic equity funds. The American Gas Index Fund received 4 stars for the 3- and 5-year periods and 3 stars for the prior 10 years and was rated among 4811, 3160 and 895 domestic equity funds respectively.

[1]The non-diversified nature of the fund may subject investors to greater volatility than other diversified funds. Small capitalization stocks as a group may not respond to market rallies or downturns as much as other types of equity securities.

[2]Fund investments are focused on the financial services industry, which may be adversely affected by regulatory or other market conditions, such as rising interest rates. Small capitalization stocks as a group may not respond to market rallies or downturns as much as other types of equity securities.

[3]The gas industry is sensitive to increased interest rates because of the capital-intensive nature of the industry. Typically, a significant portion of the financing of the gas industry's assets is obtained through debt. As interest rates increase, such refinanced debt would be acquired at higher-rates thereby adversely affecting earnings.

F R I E D M A N   B I L L I N G S   R A M S E Y



Fixed Income Mutual Funds

	Q1 2002	1-Year	3-Years	5-Years	10-Years
Fund for Government Investors (RSGVX)[1]	0.27%	2.29%	3.94%	4.10%	3.90%
Tax-Free Money Market Portfolio (FFTXX)[1,2]	0.26%	1.63%	2.48%	2.60%	2.47%
Maryland Tax-Free Portfolio (RSXLX)[1,2]	0.93%	3.57%	3.87%	5.26%	5.67%
Virginia Tax-Free Portfolio (RSXIX)[1,2]	0.98%	2.92%	3.69%	5.21%	5.70%
U.S. Government Bond Portfolio (FUSXX)	1.84%	4.29%	5.79%	8.50%	7.92%

TOTAL RETURNS REPRESENT PAST PERFORMANCE, WHICH IS NO GUARANTEE OF FUTURE RESULTS. Investment return and principal will fluctuate so that investor's shares when redeemed, may be worth more or less than their original value. All results assume reinvestment of distributions.

[1]Investment in the money market funds are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although money market funds seek to preserve the value at $1 per share, it is possible to lose money by investing in the funds.

[2]Some income earned in the tax-free portfolios may be subject to the federal alternative minimum tax. Income earned by non-Maryland or non-Virginian residents will be subject to applicable state and local taxes.

For more complete information about the FBR Money Market Portfolios, including fees and expenses, call 1.800.622.1386 for a free prospectus. Please read the prospectus carefully before you invest or send money. FBR Money Market Portfolios are distributed by FBR Investment Services, Inc., member NASD/SIPC.

F R I E D M A N   B I L L I N G S   R A M S E Y



Asset Management Revenue Growth

Net investment and incentive income*

Base management fees

	1999	2000	2001	12 Months Ended 03/31/02	Q1 2002 Annualized
Total	$12.1M	$22.2M	$32.9M	$41.8M	$55.2M
Net investment and incentive income*	2.7	12.5	13.2	19.0	31.2
Base management fees	9.4	9.7	19.7	22.8	24.0

Revenue Growth
2000 – 2001 = 48.2%
Q1 2001 – Q2 2002 = 183%

*Excludes technology sector net investment and incentive gain or loss of $36.4M, $41.6M, $(18.1)M and $(1.1)M or $(4.4)M annualized for 1999, 2000, 2001, and Q1 2002 respectively.

F R I E D M A N   B I L L I N G S   R A M S E Y



Friedman Billings Ramsey Group, Inc.

Washington, D.C. Headquarters

1001 Nineteenth Street North
Arlington, Virginia 22209
Tel: 703.312.9500
Fax: 703.312.9501

Atlanta
3475 Lennox Road, Suite 400
Atlanta, Georgia 30326
866.249.4640

Bethesda
4922 Fairmont Avenue
Bethesda, Maryland 20814
301.657.1500

Boston
101 Federal Street, Suite 2130
Boston, Massachusetts 02110
617.439.9550

Charlotte
100 N. Tryon Street, 51st Floor
Charlotte, North Carolina 28202
704.348.2631

Cleveland
3201 Enterprise Parkway, Suite 320
Cleveland, Ohio 44122
216.593.7000

Dallas
200 Crescent Court, Suite 520
Dallas, Texas 75201
214.559.7172

Denver
1200 17th Street , Suite 950
Denver, Colorado 80202
303.534.6060

Irvine (Los Angeles)
18101 Von Karman Avenue, Suite 1000
Irvine, California 92612
949.477.3100

New York
330 Madison Avenue, Suite 900
New York, New York 10017
646.495.5239

Portland
208 SW First Avenue, Suite 300
Portland, Oregon 97204
503. 221.0200

Seattle
1111 Third Avenue, Suite 2400
Seattle, Washington 98104
206. 382.9191

Austria
Millenium Tower - 23rd floor
Handelskai 94-96
A-1201 Vienna
43.1.240.27250

London
9-11 Grosvenor Gardens
London SW1W OBD
44.207.663.9100

www.fbr.com

NOTE: Not all services are available from all offices.



Why is FBR Unique?

We believe that FBR occupies a unique position in the capital markets. We are neither Wall Street nor regional; neither bulge bracket nor boutique.

Our research, institutional brokerage and investment banking services have placed us, with the Wall Street bulge bracket, among the top 10 lead-managed equity underwriters[*] and among the leading research-driven national brokerages, in the United States.

Yet, like a boutique, we achieve success through knowing our industries extremely well. This proprietary thought process enables us to provide independent research and investment ideas and to provide creative capital to issuers. We focus across research, brokerage, investment banking and asset management on six industry sectors: financial services, real estate, technology, energy, healthcare and diversified industries. Our research analysts write on or have detailed knowledge and understanding of the S&P 500 issuers in their respective spaces, as well as small- and mid-cap names.

Our process combines our deep understanding of individual businesses in the context of their industries, with our significant experience in the capital markets. This, along with our broad institutional distribution, has enabled us to raise billions of dollars of capital as a lead-managing underwriter, including transactions in excess of $500 million in size.

F R I E D M A N   B I L L I N G S   R A M S E Y